EXHIBIT 10ii
AGREEMENT
AGREEMENT MADE THIS 8TH DAY OF
NOVEMBER 1999, AD

IAN WESTOOD, of the City of Calgary in the Province of Alberta (hereinafter referred to as "the Licensor")

-and-

NIEW INDUSTRIES INC., a body corporate incorporated under the laws of the Province of British Columbia with an office in Prince George in the Province of British Columbia with an office in Prince George in the Province of British Columbia
(hereinafter referred to as the "Licensee")

WHEREAS the Licensor has developed and owns various methods and technical know-how relating to manufacturers and use "A
PORTABLE OVERHEAD BIN"


AND WHEREAS the Licensor is the registered proprietor of or has the exclusive or non-exclusive right to various letters patent and patent applications for the "PORTABLE OVERHEAD BIN"

AND WHEREAS the licensee is desirous of obtaining from the Licensor the technical know-how and right to manufacture and distribute such "PORTABLE OVERHEAD BIN" in the Territory, as hereinafter defined, under the said patents.

NOW THEREFORE, IN CONSIDERATION of the premises and the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged the parties hereto covenant and agree to as follows.

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I.	DEFINITIONS
For the purposes of this Agreement, the following definitions shall apply:
(a)	"Territory" shall mean the geographical area described as
Continental America
(b)	"Products" shall mean the PORTABLE OVERHEAD BIN
invented by the Licensor and to which the Patents, as hereinafter defined, apply;
(c)	"Patents" shall mean any patents, including reissues, renewals;
extensions, divisions, continuations, and continuation-in-part issuing from United States Patent Application Serial Number 09/333182 filed
June l4, 1999 and Canadian Patent Application Number 2,254,702
filed December 1, 1998 (Hereinafter call "THE PATENT APPLICATIONS");
(d)	"Methods and Technical Know-how" shall mean all information, knowledge and experience of a technical and commercial nature, Including trade secrets, the Licensor's conceptual drawing information and data relating to the PORTABLE OVERHEAD BIN;
(e)	"Commencement Date" shall be the date hereof.

2.	TECHNICAL KNOW-HOW
Upon and subject to the terms and conditions set out in this Agreement the Licensor covenants and agrees to provide the Licensee with the conceptual drawing above mentioned and any other documents and materials produced by the Licensor in preparing design and application for patents, necessary to enable the Licensee to produce the PORTABLE OVERHEAD
BIN.

3.	GRANT OF LICENSE
Upon and subject to the terms and conditions set out in this Agreement, the Licensor hereby grants to the Licensee, effective from the date hereof, the exclusive license to make, use and sell the PORTABLE OVERHEAD BIN protected by the PATENTS in the TERRITORY.
(a)	The Licensee agrees to pay to the Licensor for the grant of the
License herein the sum of $75,000.00 payable as follows:
(i)	The sum of $37,00O.00 on or before January 1, 2000 and
the balance on or 	before the 31st day of August 2000;
(ii)	All payments stipulated to made pursuant to this paragraph
on account of the Grant of License herein shall be made in Canadian Dollars.

04.	TECHNICAL ASSISTANCE
The Licensors obligation to assist the Licensee in the manufacture and production of the PORTABLE OVERHEAD BIN shall be restricted to the production by the Licensor to the Licensee of the Conceptual Plans and drawing and the provision of such technical and mechanical knowledge as is the property of the Licensor.

ROYALTY
In consideration of the rights and licenses granted to the Licensee by the Licensor pursuant to the Agreement, the Licensor shall pay to the Licensor royalty as follows:
(a)	the sum of $6,OO0.0O for each of the first (1st') and second
(2nd PORTABLE OVERHEAD BINS sold in any calendar year;
(b)	the sum of $8,000.00 for each of the third (3rd) and fourth
(4th) PORTABLE OVERHEAD BINS sold in any calendar year;
(c)	the sum of $l0,000.00 for each of the fifth (5th and any
subsequent PORTABLE OVERHEAD BIN sold in any calendar year;
(d)	the required royalty payment shall be made within 60 days
of the sale of each	 PORTABLE OVERHEAD BIN and failure
to make such payment shall be a DEFAULT, under this agreement.

Provided however, notwithstcndin8 the foregoing, the Licensee shall in any event pay a minimum royalty of $20,000.00 In any calendar year, beginning with the year 2001 in which fewer that 3 PORTABLE OVERHEAD BINS are sold. For the year 2000, the minimum royalty shall be $l0,000.00. The minimum royalty shall be paid on or before the 31st day of January first following the said calendar year. Failure to make payments as herein stipulated shall be a DEFAULT under this agreement.

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6.	EFFECT ON ROYALTY OF PATENT NOT ISSUING
The Licensee shall pay the royalty agreed until December 31, 2001 or until one of the patent applications is no longer in prosecution or appeal before its respective patent office, which ever is later. If at that time no patent has issued on the patent application, the Licensee agrees to pay to the Licensor one-half (1/2) of the royalty rate prescribed in this Agreement for a further period of two (2) years. The Licensor agrees to keep the Licensee fully informed regarding the prosecution of the patent applications, and to furnish copies of' correspondence with any patent office regarding the licensed patents to the Licensor.

7.	WARRANTY
The Licensor warrants to the Licensee that it is the owner of the invention and it has the sole right to grant the license granted free from all encumbrances. The Licensor expressly makes no further warranties respecting the invention and licensed patents, and in particular does not warrant that the invention does not infringe the rights of any third party. The Licensee agrees that the Licensor will not be liable for any damages incurred by the Licensee as the result of the Licensor's products infringing the intellectual property rights of any third party.

8.	VALIDITY OF PATENT
The Licensee covenants with the Licensor that it will not at any time raise or cause to be raised any question or objecting to the validity of the licensed patents on any grounds whatsoever.

9.	SUBLICENSES
The Licensee shall have the right to give and grant sublicenses of its rights, provided that all articles sold under sublicense shall be subject to the royalty payments reserved to the Licensor3 and the Licensee covenants with the Licensor to make the royalty payments to the Licensor by reason of sales by sublicenses and for the observance and performance by all sublicenses of all the provisions of this agreement. The Licensee shall promptly notify the Licensor of all such sublicenses granted.
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10.	SALES PROMOTION
The Licensee covenants with the Licensor that it will with all reasonable dispatch manufacture and sell PORTABLE OVERHEAD
BINS embodying the invention and will use its best efforts to promote, continue and increase the sale of same throughout the United States and Canada.

11.	INFRINGEMENT
In the event that either the Licensor or the Licensee considers that there exist a situation of infringement of the licensed patents for which a suit for infringement could or should be brought, that party shall give to the other party all the available details regarding the situation and the parties will jointly decide on the steps to be taken.
In connection with matters pertaining to litigation or threatened litigation arising under this Agreement, it is understood and agreed between the parties hereto that they will at all times consult with one another. In the event that the parties agree to commence litigation against an infringer, the costs involved shall be shared 25% to the Licensor and 75% to the Licensee, and all money recovered shall, after expenses have been deducted, be divided 25% to the Licensor and 75% to the Licensee.

It is agreed that neither party shall bind or commit such other party to any course of lea1 or other action which makes or may make such other part liable for any 1egal costs, expenses, or damages but should the parties fail to agree to as to the course action jointly to be taken either party shall then by at liberty to take or defend proceedings alone at its own expense, or indemnifying the other party, and shall be entitled to retain any monies received in such action. The party declining to be involved in the litigation will however provide any assistance necessary for the other party to pursue the litigation to its best advantage, provided that the other party pays all expenses incurred in providing such assistance, royalty payments shall continue during the course of any action, however in the event that the licensed patents or one of them, is held to be invalid, royalty payments shall immediately cease, effective the date of such judgment. A judgment of non-infringement shall not affect the payment of royalties.

Further to the matter of patent validity where it is the opinion of an independent patent lawyer agreed upon by the parties that the licensed patent in question is likely to be found invalid should an infringement action be instituted, the royalty payable by this Agreement for machines sold after that date shall immediately cease. Licensor may institute and prosecute the infringement action, and if such lawsuit is successful, the royalty rate shall revert back to the full royalty rate herein prescribed, effective the date of judgment, and all royalty payments not paid during the action shall be payable within 30 days. Failure to make such payment shall be deemed to be a DEFAULT by the Licensee under this Agreement.

12.	OTHER LEGAL ACTION
The Licensor shall be entitled but shall not be bound to defend at his own cost every action instituted for the impeachment or a declaration of non-infringement of the licensed patents; provided that, if the Licensor shall decide not to defend any action it shall so advise tile Licensee who shall be entitled but shall not be bound to defend at its own cost the actions. Should the patent be declared invalid, the royalty payable by this Agreement for PORTABLE OVERHEAD BINS sold after the date of such declaration shall immediately cease. A judgment of non-infringement shall not affect the payment of roya1ties.

13.	COMPLIANCE WITH LAWS AND REGULATIONS
The Licensee shall comply with all municipal, provincial and federal laws and regulation and shall obtain and at all times maintain any and all permits, certificates or licenses necessary for the manufacture and sale of the PORTABLE OVERHEAD BIN in the Territory in accordance with the terms of this Agreement.

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14.	ACCOUNTING, RECORDS, REPORTS, AUDITS REPORTS
(a)	All payments of royalties hereunder shall be accompanied by a statement of the Licensee showing details of all sales of the PORTABLE OVERHEAD BIN during the period to which the royalty payments apply, in such format and containing such information as prescribed by the Licensor from time to time. By January 31st, each year the Licensee shall deliver to the Licensor the certificate of an independent auditor certifying as to the amount of actual total sales of the PORTABLE OVERHEAD
BIN made by the Licensee, in the Territory during the previous calendar year.

RECORDS
(b)	During the term of this Agreement and for a period of two (2) years thereafter, the Licensee agrees to keep sufficiently detailed records of the PORTABLE OVERHEAD BIN manufactured and sold by the Licensee to permit verification of the reports and payments made or to be made to the Licensor by the Licensee under this agreement.

AUDITS AND INSPECTION
(c)	The Licensor shall have the right, through his authorized
representative, during normal business hours and with the full cooperation of the Licensee, to have free access to the Licensee's offices, files, books of account and other records for the purposed of identifying and auditing the reports and royalties due to the Licensor by the Licensee under this Agreement. The cost of such inspection, examination or audit shall be borne by the Licensor, unless such inspection, examination or audit reflects a discrepancy of five percent (5%) or more in the royalty payments reportedly due by the Licensee and the actual royalty payments due under this Agreement. In any event of such discrepancy, the Licensee shall immediately pay the unremitted royalty payments due to the Licensor and reimburse the Licensor for all of its costs, including the time spent by the Licensor's employees at market rates, incurred in connection with such inspections, examinations and audits.
15.	PATENTS AND KNOW-HOW

ACKNOWLEDGEMENT OF OWNERSHIP

(a)	For the. purposes of this section, the Patents, Methods and
Technical Know-how are referred to as "Intellectual Property."
Neither this Agreement, nor the use by the Licensee of the Intellectual Property shall in any way give or be deemed to give to the Licensee any Interest in the Intellectual Property, except for the right to use the Intellectual Property solely in connection with the exploitation of the Licensee's rights under this Agreement in the territory and strictly in accordance with the terms and conditions of this Agreement. The Licensee shall not use the intellectual Property in any manner calculated to represent that it is the owner of the Intellectual Property. Neither during the term of this Agreement, nor at any time after termination hereof, shall the Licensee, whether directly or indirectly, dispute or contest the validity or enforceability of the Intellectual Property or attempt any registration thereof.

TERMINATION OF USE
(b)	Forthwith upon the termination for any reason whatsoever
of this Agreement, the Licensee shall cease all use of the Intellectual Property for any purpose whatsoever.

16.	NON DISCLOSURE
The Licensor and Licensee hereby covenant and agree that, during and after the term of this Agreement, they will hold secret and confidential and will not in any manner disclose to any person, (except, during the term of this Agreement to such of its employees consultants, subcontractors, as are required to use such information or material in connection with the Licensee pursuing its rights under this Agreement any information received respecting tile operations of the other party.

INSURANCE

TYPES OF INSURANCE
The Licensee shall, at its sole cost and expense, take out and keep in full force and effect, throughout the term of this Agreement and any renewal thereof, such insurance coverage and in such amounts as may be required from time to time by the Licensor acting reasonably (including, without limitations product liability insurance, fire and extended coverage insurance, business interruption insurance, workmen's compensation insurance and public liability and indemnity insurance), fully protecting, as named insureds, the Licensor and the Licensee against loss or damage occurring in connection with the manufacturing and marketing of the PORTABLE OVERHEAD BIN.

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POLICIES OF INSURANCE
(a)	All policies of insurance obtained pursuant to this section
12 shall:
(i)	be in such form and amounts as is reasonably acceptable to the
Licensor;
(ii)	contain a clause that the insurer will not cancel or change or refuse to renew the insurance without first giving to the Licensor, thirty (30) days prior written notice; and
(iii)	name the Licenser as an additional named insured, this interest appears.

PLACEMENT OF INSURANCE BY THE LICENSOR
(c)	If the Licensee fails to take out or keep in force any insurance referred to in this section, or should any such insurance not be as provided to subsection (b) above, and should the Licensee not rectify such failure within forty-eight (48) hours after written notice is given to the Licensee by the Licensor, the Licensor has the right, without assuming any obligation in connection therewith, to effect such insurance at the sole cost of the Licensee and all outlays by the Licensor shall be immediately paid by the Licensee to the Licensor on the first day of the next month following such payment by the Licensor without prejudice to any other rights and remedies of the Licenser under this Agreement.

INDEPENDENT STATUS OF LICENSEE AND INDEMNITY

STATUS OF LICENSEE
(a)	The parties hereto acknowledge that the Licensee is an independent contractor and nothing in this Agreement is intended to constitute the Licensee as an agent or a partner of the Licensor. The Licensee has no authority to assume or to create any obligation of liability, expressed or implied on behalf of or in the name of the Licensor. Subject to the controls which are necessary for the Licenser to have over the operation of the Licensee's business in performance of this Agreement as provided herein the licensee shall conduct its business in its own discretion.

INDEMNIFICATION BY LICENSEE
	(b)	The Licensee hereby agrees, during and after the term of
this Agreement, to indemnify and save the Licensor harmless from any and all liabilities, losses, suits, claims, demands, costs, fines, and actions of any kind or nature whatsoever to which the Licensor shall or may become liable for, or suffer by reason of any breach, violation or non-performance on the part of the Licensee, or any of its agents, servants or employees of any damages suits, cost or actions of any persons, firms or corporations arising from the Licensee manufacturing and/or marketing the PORTABLE OVERHEAD BIN.

19.	ASSIGNMENT

ASSIGNMENT BY THE LICENSOR
(a)	In the event of a sale transfer or assignment by the Licensor of this
Agreement, to the event that the purchaser or assignee shall assume the covenants and obligations or the Licensor under this Agreement, the Licensor shall thereupon and without further agreement, be freed and relieved of all liability with respect to such covenants and obligations.

ASSIGNMENT BY LICENSEE
(b)	The Licensee acknowledges that the Licensor, in granting this license and the rights and interests under this Agreement, has relied on, among other things, the character, background, qualifications arid financial ability of the Licensee and, where applicable, its partners, officers, directors, shareholders, and managers. Accordingly1 his Agreement, and the Licensee's rights and interest hereunder, shall not be sold, assigned, transferred, shared or encumbered in whole or in part in any manner whatsoever without thc prior written consent of the Licensor, which shall not be unreasonably withheld. Any actual or proposed assignment occurring by operations of law or otherwise without the Licensor's prior written consent shall be a material default of this Agreement.

20,	TERMINATION

EVENTS OF DEFAULT
	(a)	The Licensor shall have the right to terminate this
Agreement and the rights granted hereunder without prejudice to enforcement of any other legal right or
remedy, immediately upon giving written notice of such termination upon the happening of any breach of the contract in any of the following events:
(i)	if default shall be made in the due and punctual payment of any amount payable under this Agreement, when and as same shall become due and payable, and such default shall continue for a period of thirty
(30) days after written notice thereof has been given to the Licensee;
(ii)	if the Licensee shall breach arty other of the terms or conditions of this Agreement or any other agreement or undertaking entered into between the Licensor and the Licensee and such breach shall continue for a period often (10) days after written notice thereof has been given to the Licensee;
(iii)	if the Licensee ceases or threatens to cease to carry on business, or takes or threatens to take any action to liquidate its assets, or stops making payments in the usual course of business;
(iv)	if the Licensee makes or purports to make a general assignment for the benefit of creditors;
(v)	if the Licensee shall institute any proceeding under any statue or otherwise relating to insolvency or bankruptcy, or should any proceeding under any such statue or otherwise be instituted against the Licensee;
(vi)	if a custodian, receiver, manager or any other person with like powers be appointed to take charge of all or any parts of the Licensee's undertaking, business, property or assets;
(vii)	if any lessor or encumbrances or any other person, corporation or entity lawfully entitled, shall take possession of any of the undertaking business, property or assets of the Licensee;
(viii)	in the event the Licensee is a corporation,
(1)	if an order shall be made or a resolution passed for the winding up or liquidation of the Licensee;
if the Licensee passes or purports to pass or takes or purports to take any corporate proceeding to enable it to take proceeding for its dissolution, liquidation or amalgamation;
if the Licensee shall lose its charter by expiration, forfeiture or otherwise; or
if any proceedings with respect to the Licensee are commenced under The Companies Creditors Arrangement Act (Canada).
(ix)	if a distress or execution against any of the undertaking business, property or assets of the Licensee shall not be discharged or stayed within twenty (20) days after the entry thereof or within such time period as action must be taken in order to discharge, or stay the distress or execution, whichever shall be the earlier;
(x)	If final judgment for the payment of money in any amount in
excess of $2,500.00 shall be rendered by any court of competent jurisdiction against the Licensee and such judgment shall not be discharged or execution thereof stayed within twenty (20) days after entry thereof or within such time period as action must be taken in order to discharge of stay execution of the judgment, whichever shall be the earlier;
(xi)	if the Licensee or any agent or representative of the Licensee fails to submit any report required to be finished to the Licensor pursuant hereto within ten (10) days of the date such report is due.

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SURVIVAL OF COVENANTS
(b)	Notwithstanding the expiration or termination of this Agreement for any reason whatsoever, all covenants and agreements to be performed and/or observed by the Licensee under this Agreement or which by their nature survive the expiration or termination of this Agreement, shall survive any such expiration.

RESTRICTIVE COVENANTS

SEVERABILITY
(a)	If for any reason whatsoever, any term or condition of this
Agreement or the application thereof to any party or circumstances shall, to any extent be invalid or unenforceable, all other terms and conditions of this Agreement and/or the application of such terms and conditions to parties or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and condition of this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

THE LICENSEE MAY NOT WITHHOLD PAYMENTS DUE THE
LICENSOR
(b)		The Licensee agrees that it will not, on grounds of the
alleged non-performance by the Licensor of any of its obligations hereunder, withhold payment of any royalty or other amounts due to the Licensor or its affiliates, whether on account of good purchased by the Licensee or otherwise.

NOTICE
(c)	All notices, consents, approvals, staternents1 authorizations, documents, or other communications (collectively "Notice") required or permitted to be given hereunder shall be in writing, and shall be delivered personally or mailed by registered mail, postage prepaid, to the said parties at their respective addresses set forth hereunder, namely:
To the Licensor at:

C/o  Tharp Sinclair Watson Quigley Taylor
Attention:	David H. Sinclair
800 933  17th Avenue SW.
Calgary, AB T2T 5R6

To the Licensee at:
Niew Industries Ltd.
5975 Selkirk Cresceni
Prince George BC V2N 2G9

22.	ENTIRE AGREEMENT

(a)	This Agreement constitute the entire agreement between
the parties and supersedes all previous agreements and understandings between the parties in any way relating to the subject matter hereof. It is expressly understood and agreed that the Licensor has made no representations, inducements, warranties or promises; whether direct, indirect or collateral, express or implied, oral or otherwise, concerning this Agreement, the matters herein, or concerning any other matter, which are not embodied herein. The Licensee acknowledges that it has entered into this Agreement as a result of its own representations of the Licensor, its, agents, officers or employees. The Licensee specifically acknowledges that no representation, promise, guarantee or warranty concerning the result or profits to be derived from the manufacture and/or marketing of the PORTABLE
OVERHEAD BIN has been made to induce the Licensee to execute this Agreement.

BINDING AGREEMENT
(b)	Subject to the restrictions on assignment herein contained,
this Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs1 executors1 administrator; successors and permitted assigns.

ARBITRATION
(c)	If, at any time during the continuance of this Agreement or
after the termination thereof, any dispute1 difference or question shall arise between or among any of the parties hereto or their heirs, executor, administrators, successors or permitted assigns concerning the construction, meaning or effect of this Agreement or any agreement or covenant entered into pursuant to this Agreement or the termination of this Agreement or the termination of any such agreement or covenants
(other than a matter dealt within this Agreement or any agreement or covenant entered into pursuant thereto whereby such agreement or covenant entered into pursuant thereto whereby such agreement or covenant specifically stated that a certain determination shall be final and binding, or the rights or obligations of the parties hereto or their heirs, executors, administrators, successors or assigns, then, subject to the exceptions referred to hereinafter, every such dispute, difference or question shall be submitted to and settled by arbitration and the decision of the arbitrator, appointed as hereinafter provided, to deal with such matter shall be accepted by all the parties to such dispute, difference or question and their heirs, executors, administrators, successors and assigns. The arbitration shall be conducted by a single arbitrator agreed upon by the parties to the matter. If, within five (5) days after notice of the matter has been given by one of such parties to the other or others, such parties cannot agree upon a single arbitrator, then in such event, the arbitration shall be conducted by a single arbitrator appointed by a Judge of the Queen's Bench on the application of any such party with notice to the other or others. The arbitration shall be conducted in accordance with the provisions of The Arbitration Act of Alberta and of any amendment thereto, or of any successor statue thereof, in force at the time of such dispute, difference or question. The decision of the arbitrator shall be final and binding upon all the parties to such dispute, difference or question, and they shall be no appeal therefrom. The prevailing party shall be entitled to an award of arbitration costs.

23.	LAW OF ALBERTA
This agreement shall be interpreted in accordance with the laws of the Province of Alberta and shall be treated in all respect' as an Alberta contract.

IN WITNESS WHEREOF, the parties hereto have hereunto affixed their hands at Prince George, in the Province of British Columbia

/s/ C.R. Misch /s/         Nov. 8, 1999        /s/ Ian Westwood /s/
Witness					                                       IAN WESTWOOD


						NIEW INDUSTRIES, INC.
/s/ C.R. Misch /s/         Nov. 8, 1999        Per: /s/

/s/ Ken Bergstad /s/     			Secretary
printed name and title of representative of Niew Industries, Inc.

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